Fidelity Blue Chip Growth Fund and Fidelity Growth & Income Portfolio:

On January 27, 2012 a complaint entitled Bennett, et al. v. Fidelity Management & Research Co. and FMR Co., Inc. was voluntarily dismissed by the plaintiffs. The complaint was filed in the U.S. District Court for the District of Massachusetts on July 23, 2004 alleging, among other things, that the defendants breached their fiduciary duties by charging excessive management fees in violation of Section 36(b) of the 1940 Act.